UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 2)

ORGANIC TO GO FOOD CORPORATION
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

68618K106
(CUSIP Number)

Inventages Whealth Management, Inc.
Attn.: Mr. Wolfgang Reichenberger
Winterbotham Place, Marlborough & Queen Streets
P.O.Box N-3026
Nassau, The Bahamas
Telephone: +1 242 327 8278
 (Name, address and telephone number of person
authorized to receive notices and communications)

February 19, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 68618K106

1	Names of Reporting Persons INVENTAGES WHEALTH MANAGEMENT, INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐

3	SEC USE ONLY
4	SOURCE OF FUNDS WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION THE BAHAMAS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0
	8	SHARED VOTING POWER	181,045,919*
	9	SOLE DISPOSITIVE POWER	0
	10	SHARED DISPOSITIVE POWER	181,045,919*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 181,045,919*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 85.9%**

14	TYPE OF REPORTING PERSON CO

*	Includes convertible promissory notes convertible into 35,714,286 Shares (as defined herein) and warrants exercisable into 5,535,715.
**	See Item 5(a), (b).

SCHEDULE 13D/A

CUSIP No. 68618K106

1	Names of Reporting Persons W.HEALTH L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐

3	SEC USE ONLY
4	SOURCE OF FUNDS WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION THE BAHAMAS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0
	8	SHARED VOTING POWER	181,045,919*
	9	SOLE DISPOSITIVE POWER	0
	10	SHARED DISPOSITIVE POWER	181,045,919*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 181,045,919*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 85.9%**

14	TYPE OF REPORTING PERSON PN

*	Includes convertible promissory notes convertible into 35,714,286 Shares (as defined herein) and warrants exercisable into 5,535,715.
**	See Item 5(a), (b).

SCHEDULE 13D/A

CUSIP No. 68618K106

1	Names of Reporting Persons WOLFGANG REICHENBERGER

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐

3	SEC USE ONLY
4	SOURCE OF FUNDS N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION AUSTRIA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0
	8	SHARED VOTING POWER	181,045,919*
	9	SOLE DISPOSITIVE POWER	0
	10	SHARED DISPOSITIVE POWER	181,045,919*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 181,045,919*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 85.9%**

14	TYPE OF REPORTING PERSON IN

*	Includes convertible promissory notes convertible into 35,714,286 Shares (as defined herein) and warrants exercisable into 5,535,715.
**	See Item 5(a), (b).

SCHEDULE 13D/A

CUSIP No. 68618K106

1	Names of Reporting Persons GUNNAR WEIKERT

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐

3	SEC USE ONLY
4	SOURCE OF FUNDS N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION GERMANY

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0
	8	SHARED VOTING POWER	181,045,919*
	9	SOLE DISPOSITIVE POWER	0
	10	SHARED DISPOSITIVE POWER	181,045,919*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 181,045,919*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 85.9%**

14	TYPE OF REPORTING PERSON IN

*	Includes convertible promissory notes convertible into 35,714,286 Shares (as defined herein) and warrants exercisable into 5,535,715.
**	See Item 5(a), (b).

Item 1. Security and Issuer

This Amendment No.2 to Schedule 13D (this “Amendment”) amends and restates the Schedule 13D/A filed by the Reporting Persons (as defined below) on November 26, 2008 (the “Schedule 13D/A”) with respect to the shares of the common stock of Organic To Go Food Corporation par value $0.001 per share (the “Shares”), a Delaware corporation (the “Issuer”). Capitalized terms used but not defined herein shall have the meaning ascribed to them in the Schedule 13D/A. The principal executive offices of the Issuer are located at 3317 Third Avenue South Seattle, Washington 98134.
As some of the securities beneficially owned by the Reporting Persons are convertible promissory notes convertible into Shares and warrants exercisable into Shares, the figures in this statement are shown on an as converted basis, unless otherwise indicated.

Item 2. Identity and Background.

(a) – (c), (f) The following are the names of the reporting persons (the “Reporting Persons”), the place of organization, principal business, and address of the principal business or office of each Reporting Person:
    (1)        Inventages Whealth Management, Inc. (“Inventages”) is a corporation organized under the laws of The Bahamas, with a principal business address at Inventages Whealth Management, Inc.; attn.: Dr. Wolfgang Reichenberger, Winterbotham Place, Marlborough & Queen Streets, P.O.Box N-3026, Nassau, The Bahamas. Inventages invests primarily in life sciences, consumer goods and food & beverages.
    (2)        W.Health L.P. (“W.Health”) is a limited partnership organized under the laws of The Bahamas, with a principal business address at W.Health L.P.; attn.: Dr. Wolfgang Reichenberger, Winterbotham Place, Marlborough & Queen Streets, P.O.Box N-3026, Nassau, The Bahamas. W.Health invests primarily in life sciences, consumer goods and food & beverages.
    (3)        Dr. Wolfgang Reichenberger (“Dr. Reichenberger”) is an Austrian citizen residing in The Bahamas, with a principal business address at 1 Harbourside, Unit 6 Cloister Drive, Paradise Island, The Bahamas.
    (4)        Dr. Gunnar Weikert (“Dr. Weikert”) is a German citizen residing in Switzerland, with a principal business address at La Dullive 4, 1196 Gland, Switzerland.
Inventages in its capacity as the general partner of W.Health has the voting and dispositive power over the Shares directly and beneficially owned by W.Health. As a result, Inventages may be deemed to indirectly beneficially own the Shares beneficially owned by W.Health. Dr. Reichenberger and Dr. Weikert are the sole general partners and directors of Inventages. Consequently, they may be deemed to indirectly beneficially own the Shares beneficially owned by W.Health.

(d)     None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).
(e)     None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The acquisition of the Shares beneficially owned by the Reporting Persons was funded by the Reporting Persons from their working capital.

Item 4. Purpose of Transaction.

On February 11, 2009, the Issuer entered into a Note Purchase Agreement (the “Note Purchase Agreement”) with W.Health, relating to the sale (the “Debt Financing”) of a $5.0 million secured convertible promissory note (the “Note”) by the Issuer to W.Health. The Note has an interest rate of 15% per annum, compounded quarterly and accruing daily, and is scheduled to mature on March 17, 2010 (the “Maturity Date”). At the sole discretion of W.Health, the Note is convertible, in whole or in part, into shares of Common Stock any time prior to the Maturity Date at a conversion price of $0.14 per share, subject to adjustment. The Debt Financing closed on February 19, 2009.

Upon the closing of the Debt Financing:
•
those certain convertible promissory notes with an aggregate principal amount of $10.0 million (the “Convertible Notes”), issued by the Issuer to W.Health under that certain Note and Warrant Purchase Agreement, dated as of June 1, 2008, were amended and converted into 132,653,061 shares of Common Stock (the “Converted Shares”), representing a controlling interest in the Issuer (the “Amendment to the Notes”);

•	the Issuer granted W.Health a security interest in all of the assets of the Issuer pursuant to a certain Security Agreement, dated as of February 11, 2009 (the “Security Agreement”);
•	that certain conditional warrant, which was issued by the Issuer to W.Health on February 27, 2008, was amended to be immediately exercisable (the “Amendment to Conditional Warrant”);
•
that certain $3.0 million secured promissory note issued to W.Health on December 2, 2008, was amended to extend its maturity date from June 2, 2009 to March 17, 2010 (the “Amendment to Secured Promissory Note”);

•
that certain Registration Rights Agreement, dated as of June 17, 2008, by and between the Issuer and W.Health, was amended and restated (the “Amended and Restated Registration Rights Agreement”), to, among other things, obligate the Issuer to file a registration statement covering the Converted Shares and the shares underlying the Note within ninety (90) days of the closing of the Debt Financing, unless certain conditions have been met;

•	Dave Smith, Roy Bingham, Peter Meehan and Douglas Lioon resigned from the Board of Directors;
•	Dr. Reichenberger was appointed as a member of the Board of Directors, effective immediately; and
•
Dr. Bogdan von Rueckmann was appointed as a member of the Board of Directors, to be effective not less than ten (10) days after the mailing of an Information Statement pursuant to Section 14(f) of the Act to the stockholders of the Issuer.

•
the Board of Directors amended the Company’s amended and restated bylaws to modify the quorum requirement for meetings of the Board of Directors (the “Amendment to Bylaws”). The Amendment to Bylaws provides that at least 2 directors nominated by W.Health must attend a meeting at which a majority of the authorized directors are present in order to constitute a quorum.

The foregoing description of the Note Purchase Agreement, the Note, the Amendment to the Notes, the Security Agreement, the Amendment to Conditional Warrant, the Amendment to Secured Promissory Note, the Amended and Restated Registration Rights Agreement and the Amendment to Bylaws does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of these documents filed as Exhibits (see Item 7), which are incorporated herein by reference.

Purposes of the Reporting Persons. The Shares reported herein as beneficially owned by the Reporting Persons are held for investment purposes. The Reporting Persons intend to review on a continuing basis their investment in the Shares and take such actions with respect to such investment, as they deem appropriate in light of the circumstances existing from time to time. Such actions could include, among other things, subject to applicable laws, purchasing additional Shares. The Reporting Persons could also determine to dispose of the Shares, in whole or in part, at any time, subject to applicable laws. Any such decision would be based on an assessment by the Reporting Persons.

Item 5. Interest in Securities of the Issuer.

(a), (b) W. Health directly owns with shared voting and dispositive power, and Inventages, Dr. Reichenberger and Dr. Weikert may be deemed to beneficially own with shared voting and dispositive power, 181,045,919 Shares (including 139,795,918 shares of Common Stock, notes convertible into 35,714,286 Shares and warrants exercisable into 5,535,715 Shares), which represents 85.9% of the shares of Common Stock issued and outstanding as of February 19, 2009. The percentage is based on 210,831,605 shares outstanding (on an as converted basis), as reported by the Issuer in its report on Schedule 14F-1 filed with the Securities and Exchange Commission on February 19, 2009.

            By virtue of the relationships described in Item 2 above, Inventages and Dr. Reichenberger and Dr. Weikert may be deemed to indirectly beneficially own the Shares owned by W.Health.

(c)     Except as set forth in Item 4, within the last 60 days, the Reporting Persons have not effected any transactions in the Shares.

(d)     Except as set forth in this Item 5, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e)     Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.

        None, except as described under Item 4 above, which is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit 1	Note Purchase Agreement (1)
Exhibit 2	Security Agreement (2)
Exhibit 3	From of Note (3)
Exhibit 4	Amendment to the Notes (4)
Exhibit 5	Amendment to Conditional Warrant (5)
Exhibit 6	Amendment to Secured Promissory Note (6)
Exhibit 7	Amended and Restated Registration Rights Agreement (7)
Exhibit 8	Amendment to Bylaws (8)

(1)	Filed as Exhibit 10.1 to the Issuer’s report on Form 8-K filed with the SEC on February 11, 2009, and incorporated herein by reference.

(2)	Filed as Exhibit 10.2 to the Issuer’s report on Form 8-K filed with the SEC on February 11, 2009, and incorporated herein by reference.

(3)	Filed as Exhibit 10.3 to the Issuer’s report on Form 8-K filed with the SEC on February 11, 2009, and incorporated herein by reference.

(4)	Filed as Exhibit 10.4 to the Issuer’s report on Form 8-K filed with the SEC on February 11, 2009, and incorporated herein by reference.

(5)	Filed as Exhibit 10.5 to the Issuer’s report on Form 8-K filed with the SEC on February 11, 2009, and incorporated herein by reference.

(6)	Filed as Exhibit 10.6 to the Issuer’s report on Form 8-K filed with the SEC on February 11, 2009, and incorporated herein by reference.

(7)	Filed as Exhibit 10.7 to the Issuer’s report on Form 8-K filed with the SEC on February 11, 2009, and incorporated herein by reference.

(8)	Filed as Exhibit 3.2 to the Issuer’s report on Form 8-K filed with the SEC on February 19, 2009, and incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 12, 2009

INVENTAGES WHEALTH MANAGEMENT, INC.

/s/ Gunnar Weikert	/s/ Wolfgang Reichenberger
Gunnar Weikert	Wolfgang Reichenberger

W.HEALTH LP.

/s/ Gunnar Weikert	/s/ Wolfgang Reichenberger
Gunnar Weikert	Wolfgang Reichenberger

GUNNAR WEIKERT

/s/ Gunnar Weikert
Gunnar Weikert

WOLFGANG REICHENBERGER

/s/ Wolfgang Reichenberger
Wolfgang Reichenberger